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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                               AVENUE GROUP, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   053579 10 8
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                                 (CUSIP Number)

             JAN WIMPFHEIMER, HERZOG, FOX & NEEMAN, 4 WEIZMANN ST.,
               TEL AVIV 64239, ISRAEL (TELEPHONE: +972 3 692 2020)
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 20, 2003
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             (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No. 053579 10 8                  13D                     Page 2 of 5 Pages
________________________________________________________________________________
1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           FAWDON INVESTMENTS LIMITED
________________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                          (b)/ /
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4        SOURCE OF FUNDS*
                                       WC
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                             BRITISH VIRGIN ISLANDS
________________________________________________________________________________
                           7        SOLE VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY             _____________________________________________________
   OWNED BY                8        SHARED VOTING POWER
     EACH
   REPORTING               _____________________________________________________
    PERSON                 9        SOLE DISPOSITIVE POWER
     WITH
                                         50,100,000
                           _____________________________________________________
                           10       SHARED DISPOSITIVE POWER

________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   50,100,000
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            / /

________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    21.62%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON*

                                       CO
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 053579 10 8                  13D                     Page 3 of 5 Pages
________________________________________________________________________________

Item 1. Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.0002 per share ("Shares"), of and issued by Avenue Group, Inc. (the "Company"). The Company's principal executive offices are located at 1503 Ventura Boulevard, 9th Floor, Sherman Oaks, CA 91403.
________________________________________________________________________________

Item 2. Identity and Background.

This statement is made on behalf of and with respect to Fawdon Investments Limited, a British Virgin Islands company ("Fawdon"). Fawdon's principal business is acquiring, owning and disposing investments and its address is c/o Havelet Trust Company (BVI) Limited, Abbot Building, PO Box 3186, Road Town, Tortola, British Virgin Islands. Fawdon has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding described in Item 2(e) of Schedule 13D.

Fawdon's directors are John Gainsford, self-employed accountant, of Gainsford Bell & Co., 111 Arlozorov Street, Tel Aviv, Israel and Harry Cooper, self-employed businessman, of 4 Ibn Shaprut Street, Jerusalem 92478, Israel. Fawdon is controlled by Messrs. John Gainsford and Harry Cooper.
________________________________________________________________________________

Item 3. Source and Amount of Funds or Other Consideration.

As described below in Item 5, Fawdon owns an option to acquire Shares. Fawdon purchased such option with its own working capital funds.
________________________________________________________________________________

Item 4. Purpose of Transaction.

The Option (as defined in Item 6) was acquired for investment purposes.
________________________________________________________________________________

Item 5. Interest in Securities of the Issuer.

According to recent filings relating to ownership of the Company's shares, the aggregate number of Shares that were outstanding as of August 8, 2003 is 231,692,503, including all of the 50,000,000 Option Shares.

Fawdon currently owns 100,000 Shares, which were purchased in open market transactions between June 4, 2003 and June 9, 2003 at an average price of $0.62 per share.

Pursuant to the Option, Fawdon has the right to acquire 50,000,000 shares. If Fawdon decides to exercise the Option in full, Fawdon would own 21.62% of all outstanding shares of Common Stock of the Company.

Upon receipt of Option Shares (as defined in Item 6) following exercise of the Option, Fawdon will have the sole power to vote all of the Option Shares.

                                  SCHEDULE 13D

CUSIP No. 053579 10 8                  13D                     Page 4 of 5 Pages
________________________________________________________________________________

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 14, 2003, Fawdon completed the purchase from Rentmobile Pty. Ltd. and K & K Plastics Pty. Ltd., as Trustee of K & K Plastics Pty Staff Superannuation Fund and of K & K Plastics Pty Staff Superannuation Fund 2 (the "Sellers") of an option (the "Option") to purchase up to 50,000,000 shares of Common Stock of the Company (the "Option Shares"), subject to receipt of consent by the Company.
The Option had previously been acquired by and issued to the Sellers in April 2002 pursuant to an agreement (the "Option Agreement"), a copy of which is attached hereto as Exhibit A. The Option gives Fawdon the right exercisable, in whole or in part, at any time and from time to time until 5:00pm on April 30, 2005 to acquire the Option Shares at an exercise price equal to $0.04 per
Option Share. At the time of and as a pre-condition to the Company's consent to the transfer of the Option from the Sellers to Fawdon, the Company and Fawdon entered into Amendment No. 1 to the Option Agreement (the "Amendment"). The Amendment is attached hereto as Exhibit B. The Company, the Sellers and Fawdon have executed and delivered the Amendment dated August 20, 2003.
________________________________________________________________________________

Item 7. Material to be Filed as Exhibits.

Exhibit A - Option Agreement.

Exhibit B - Amendment No. 1 to the Option Agreement
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                                  SCHEDULE 13D

CUSIP No. 053579 10 8                  13D                     Page 5 of 5 Pages
________________________________________________________________________________

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      August 20, 2003
                                            -----------------------------------
                                                          (Date)



                                                     /s/ Harry Cooper
                                            -----------------------------------
                                                        (Signature)


                                                  Harry Cooper, Director
                                            -----------------------------------
                                                       (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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                                 EXHIBIT INDEX

Exhibit A - Option Agreement.

Exhibit B - Amendment No. 1 to the Option Agreement